FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April, 2006

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F   X            Form 40-F
                                     --------                 --------

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                           Yes                    No     X
                               --------              --------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

                                       N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                               Beijing, 100031 PRC

This Form 6-K consists of:

The notice of proposed amendments to the rules of the Share Option Scheme and the terms of the Options granted of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on April 29, 2006.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.


         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED


                          By  /s/ Miao Jianhua
                              ----------------

                          By  /s/ Mok Kam Wan
                              ----------------


                          Name:    Miao Jianhua and Mok Kam Wan

                          Title:   Joint Company Secretaries



Date:    April 29, 2006

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        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
-------------------------------------------------------------------------------

     If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

     If you have sold or transferred all your shares in China Netcom Group Corporation (Hong Kong) Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

     The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


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                              [CNC LOGO OMITTED]]
              CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                      [GRAPHIC OMITTED][GRAPHIC OMITTED]
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 906)



              AMENDMENTS TO THE RULES OF THE SHARE OPTION SCHEME
                                      AND
                    THE TERMS OF THE OPTIONS GRANTED UNDER
                            THE SHARE OPTION SCHEME


------------------------------------------------------------------------------

A notice convening an extraordinary general meeting of the Company to be held in The Ballroom, Island Shangri-la, Hong Kong, on 16 May 2006 at 12:00 noon (or as soon thereafter as the annual general meeting of the Company convened to be held at 11:00 a.m. at the same place and date shall have been concluded or adjourned), is set out at the end of this circular. Whether or not you are able to attend the extraordinary general meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's registered office at Room 6701, The Center, 99 Queen's Road Central, Hong Kong, as soon as practicable and in any event at least 48 hours before the time appointed for holding the extraordinary general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or at any adjourned meeting should you so wish.

                                                                29 April 2006

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                                   CONTENTS
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DEFINITIONS ...................................................................1

LETTER FROM THE CHAIRMAN ......................................................3

NOTICE OF THE EXTRAORDINARY GENERAL MEETING ..................................14

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                                  DEFINITIONS
-------------------------------------------------------------------------------

     In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Board"                             the board of Directors

"Company"                           China Netcom Group Corporation (Hong Kong)
                                    Limited ([GRAPHIC OMITTED]), a company
                                    incorporated in Hong Kong whose Shares are listed on the Hong Kong Stock Exchange and whose American depositary shares are listed on the New York Stock Exchange, Inc.

"Compensation Committee"            a committee established by the Board, with
                                    primary duties to formulate remuneration policies and is responsible for dealing with all matters relating to the Share
                                    Option Scheme as authorised by the Board

"County Branch Companies"           the branch companies of the Provincial
                                    Companies located in various counties

"Directors"                         the directors of the Company

"Effective Options"                 Options granted pursuant to the Share
                                    Option Scheme, irrespective of whether
                                    such Options are exercisable in accordance with the relevant Vesting Schedule

"Eligible Participants"             directors, chief executives or
                                    Middle-to-Senior Management or Specialised
                                    Professionals of the Company or its
                                    subsidiaries who are determined by the
                                    Board or the Compensation Committee
                                    according to the Share Option Scheme to
                                    have made substantial contribution

"Extraordinary General Meeting"     the extraordinary general meeting of the
                                    Company to be convened on 16 May 2006,
                                    notice of which is set out at the end of this circular, or any adjournment thereof

"Group"                             the Company and its existing subsidiaries

"Hong Kong"                         Hong Kong Special Administrative Region of
                                    the People's Republic of China

"Hong Kong Stock Exchange"          The Stock Exchange of Hong Kong Limited

"Listing Rules"                     the Rules Governing the Listing of
                                    Securities on The Stock Exchange of Hong
                                    Kong Limited

"Middle-to-Senior Management"       general manager or management staff with
                                    equivalent rank or above at various
                                    Provincial Companies or County Branch
                                    Companies of the Company

"Option(s)"                         option(s) which have been granted under
                                    the Share Option Scheme

"Options Effective Date"            the Options Grant Date or the date on
                                    which the Shares are listed and trading
                                    commences on the Hong Kong Stock Exchange, whichever is later

"Options Effective Term"            the period commencing from the Options
                                    Effective Date to the date on which
                                    Options lapse in accordance with the terms of the Share Option Scheme

"Options Grant Date"                the date on which Options are granted
                                    pursuant to the Share Option Scheme

"Options Restricted Period"         the period commencing from the Options
                                    Effective Date to the date on which
                                    Options can be exercised, during which
                                    Options Restricted Period, Options cannot be exercised

"Provincial Companies"              the subsidiaries or branch companies of
                                    the Company located in various provinces, autonomous regions and municipalities of the People's Republic of China

"Share Option Scheme"               the share option scheme of the Company
                                    approved and adopted by a resolution of
                                    the Shareholders passed on 30 September
                                    2004

"Share(s)"                          ordinary shares in the Company's issued
                                    share capital with a par value of US$0.04 per share, which are listed on the Hong
                                    Kong Stock Exchange

"Shareholders"                      holders of Shares

"Specialised Professionals"         professionals or management staff or
                                    technical or marketing staff holding
                                    important positions of the Company or its subsidiaries who are important to the development of the Company's business. The
                                    Compensation Committee has the right to
                                    interpret "Specialised Professionals" and identify them

"State Council"                     the State Council of the People's Republic
                                    of China [GRAPHIC OMITTED]

"US dollars" or "US$"               United States dollars, the lawful currency
                                    of the United States of America

"Vesting Schedule"                  the arrangement whereby Options granted at
                                    a particular time can be exercised in one lot or in batches in accordance with a pre-determined timetable

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                           LETTER FROM THE CHAIRMAN
-------------------------------------------------------------------------------

                              [CNC LOGO OMITTED]
              CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                              [GRAPHIC OMITTED]
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 906)

Executive Directors:                                     Registered Office:
ZHANG Chunjiang (Chairman)                               Room 6701, The Center
TIAN Suning (Vice Chairman and Chief Executive Officer)  99 Queen's Road Central
ZHANG Xiaotie                                            Hong Kong
MIAO Jianhua
JIANG Weiping

Non-Executive Directors:
LI Liming
YAN Yixun
Jose Mareia ALVAREZ-PALLETE

Independent Non-executive Directors:
John Lawson THORNTON
Victor CHA Mou Zing
QIAN Yingyi
HOU Ziqiang
Timpson CHUNG Shui Ming

                                                                  29 April 2006


To the Shareholders

Dear Sir or Madam,

              AMENDMENTS TO THE RULES OF THE SHARE OPTION SCHEME
                                      AND
                    THE TERMS OF THE OPTIONS GRANTED UNDER
                            THE SHARE OPTION SCHEME

INTRODUCTION

     The purpose of this circular is to provide you with details relating to the proposed amendments to the rules of the Share Option Scheme and the terms of the Options granted, and to seek your approval of the ordinary resolutions set out in the Notice of the Extraordinary General Meeting at the end of this circular.

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                           LETTER FROM THE CHAIRMAN
-------------------------------------------------------------------------------



PROPOSED AMENDMENTS TO THE RULES OF THE SHARE OPTION SCHEME AND THE TERMS OF THE OPTIONS GRANTED UNDER THE SHARE OPTION SCHEME

Reasons for amending the rules of the Share Option Scheme

     Since the Company's listing, the Company has carefully reviewed and refined its remuneration policy. With the assistance of an outside strategic consultant, the Company formulated certain changes to the rules of the Share Option Scheme so that the benefits to the grantees under the Share Option Scheme are closely aligned with the performance of the Company and the individual grantees. The Company also proposes certain changes to the provisions relating to the exercise of options upon termination of employment. The changes are proposed in order to reduce the administrative burden on the Company to monitor outstanding Options for grantees whose employment has been terminated.

     According to Note (2) to Rule 17.03 of the Listing Rules, any alterations to the terms and conditions of a share option scheme of a listed issuer which are of a material nature or any change to the terms of options granted must be approved by the shareholders of the listed issuer. As certain amendments to the rules of the Share Option Scheme are material and the terms of Options granted are proposed to be amended, approval of Shareholders is required.

Proposed amendments to the rules of the Share Option Scheme requiring approval of Shareholders

     The proposed amendments to the rules of the Share Option Scheme requiring the approval of Shareholders are summarised as follows:

(a)   Eligible Participants



      Existing provisions                                  Proposed amendments
      -------------------                                  -------------------
      The Eligible Participants of the Share Option        The Eligible Participants of the Share Option Scheme include
      Scheme include the members of the Board              the members of the Board (including executive Directors and
      (including executive Directors and non-executive     non-executive Directors (but not independent non-executive
      Directors), Middle-to-Senior Management and          Directors)), Middle-to-Senior Management and Specialised
      Specialised Professionals identified by the          Professionals identified by the Compensation Committee.
      Compensation Committee.



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                           LETTER FROM THE CHAIRMAN
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(b)   Exercise of Options and Vesting Schedules



      Existing provisions                                      Proposed amendments
      -------------------                                      -------------------
      (i)   The initial  exercise  of the Options  which are   (i)   The  initial  exercise  of the  Options  which are
            granted  prior to the  listing of the Company on         granted  prior to the  listing  of the  Company on
            the Hong Kong  Stock  Exchange  is subject to an         the Hong Kong  Stock  Exchange  is  subject  to an
            Options  Restricted Period of 1.5 years and such         Options  Restricted  Period  of 1.5 years and such
            Options  shall only be  exercised  in batches in         Options  shall  only be  exercised  in  batches in
            accordance with the Vesting  Schedule below. The         accordance with the Vesting  Schedule  below.  The
            maximum  number of Options that can be exercised         maximum  number of Options  that can be  exercised
            at each tier  shall not  exceed  the  limits set         at each tier  shall not  exceed the limits set out
            out below:                                               below:
            -     40%  of  the   Options   granted   may  be         -     40% of the Options  granted may be exercised
                  exercised  18  months  after  the  Options               18 months after the Options  Effective  Date
                  Effective Date;                                          (the "First Tier");
            -     another 30% of the Options  granted may be         -     another  20% of the  Options  granted may be
                  exercised  30  months  after  the  Options               exercised   30  months   after  the  Options
                  Effective Date; and                                      Effective Date (the "Second Tier");
            -     the remaining  30% of the Options  granted
                  may  be  exercised  42  months  after  the
                  Options Effective Date.

      (ii)  The initial  exercise  of the Options  which are         -     another  20% of the  Options  granted may be
            granted  after the listing of the Company on the               exercised   42  months   after  the  Options
            Hong  Kong  Stock  Exchange  is  subject  to  an               Effective Date (the "Third Tier"); and
            Options  Restricted  Period  of 2 years and such         -     the  remaining  20% of the  Options  granted
            Options  shall only be  exercised  in batches in               may  be   exercised   54  months  after  the
            accordance with the Vesting  Schedule below. The               Options Effective Date (the "Fourth Tier").
            maximum  number of Options that can be exercised   (ii)  The  initial  exercise  of the  Options  which are
            at each tier  shall not  exceed  the  limits set         granted  after the  listing of the  Company on the
            out below:                                               Hong Kong Stock  Exchange is subject to an Options
            -       40% of the Options  granted may be               Restricted  Period  of 2 years  and  such  Options
                    exercised 24 months  after the  Options          shall only be exercised  in batches in  accordance
                    Effective Date;                                  with  the  Vesting  Schedule  below.  The  maximum
            -       another  30% of the Options granted  may         number of Options  that can be  exercised  at each
                    be  exercised  36 months  after the              tier shall not exceed the limits set out below:
                    Options Effective Date; and                      -     40% of the Options  granted may be exercised
             -      the remaining  30% of  the  Options  granted           24 months after the Options  Effective  Date
                    may be exercised 48 months after the Options           (the "First Tier");
                    Effective Date.                                  -     another  20% of the  Options  granted may be
                                                                           exercised   36  months   after  the  Options
                                                                           Effective Date (the "Second Tier");
                                                                     -     another  20% of the  Options  granted may be
                                                                           exercised   48  months   after  the  Options
                                                                           Effective Date (the "Third Tier"); and
                                                                     -     the  remaining  20% of the  Options  granted
                                                                           may  be   exercised   60  months  after  the
                                                                           Options Effective Date (the "Fourth Tier").
                                                               (iii)       The  grantee is  required  to  exercise  his
                                                                           Options through the intermediaries  selected
                                                                           by the Company.




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                           LETTER FROM THE CHAIRMAN
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(c)   Rights upon cessation of employment



      Existing provisions                                   Proposed amendments
      -------------------                                   -------------------
      (1)   If the  grantee  of an  Option  ceases to be an (1)   If  the  grantee  of  an  Option  ceases  to  be an
            employee  because  of  misconduct  or  criminal       employee   because  of   misconduct   or   criminal
            conviction,  and as a  result  ceases  to be an       conviction,  and  as  a  result  ceases  to  be  an
            Eligible  Participant  under the  Share  Option       Eligible   Participant   under  the  Share   Option
            Scheme,  all  the  Effective  Options  not  yet       Scheme,   all  the   Effective   Options   not  yet
            exercised  shall lapse on the date of cessation       exercised  shall lapse on the date of  cessation of
            of his  employment and such Options shall in no       his   employment  and  such  Options  shall  in  no
            circumstances be exercisable.                         circumstances be exercisable.
      (2)   If the  grantee of an Option  resigns,  all the (2)   If  the   grantee  of  an  Option  is   transferred
            Effective   Options  not  yet  exercised  shall       internally  to China Network  Communications  Group
            lapse   on  the  date  of   cessation   of  his       Corporation  and  its  controlled   entities,   the
            employment.                                           grantee  shall be entitled to exercise  the Options
      (3)   If the  grantee  of an  Option  ceases to be an       in accordance with the Vesting Schedule.
            employee for any reason other than death,  loss (3)   If the grantee of an Option is  transferred  out of
            of  capacity  or the  reasons  as  referred  to       the Company with the Company's  consent (for reason
            under  (1) or (2)  above,  and thus as a result       other than (2)  above),  the  grantee  may,  at any
            ceases to be an Eligible  Participant under the       time  within  90 days of the date of the  cessation
            Share  Option  Scheme,  the grantee may, at any       of his employment,  exercise the Effective  Options
            time  within  12  months  of  the  date  of the       which  are  exercisable  as  at  the  date  of  the
            cessation  of  his  employment,   exercise  the       cessation of his  employment as well as the Options
            Effective  Options  granted  to him but not yet       which  are  exercisable  at  the  tier  immediately
            exercised  as at the date of the  cessation  of       following the date of cessation of his  employment.
            his  employment.  Any Options which are not yet       Any such  Options  which are not  exercised  within
            exercised  upon  expiry  of such  period  shall       the 90-day  period shall lapse  automatically.  All
            lapse automatically.                                  the Options  exercisable at later tiers shall lapse
                                                                  automatically.
                                                            (4)   If the  grantee of an Option  retires,  the grantee
                                                                  may,  at any time within 90 days of the date of his
                                                                  retirement,  exercise the  Effective  Options which
                                                                  are not yet  exercised.  Any such Options which are
                                                                  not exercised  within the 90-day period shall lapse
                                                                  automatically.
                                                            (5)   If  the  grantee  of  an  Option  ceases  to  be an
                                                                 employee  for any reason  other than death,  loss of
                                                                 capacity  or the  reasons as  referred to under (1),
                                                                 (2),  (3)  or  (4)  above  and  for  reason  of  his
                                                                 resignation,  and thus as a result  ceases  to be an
                                                                 Eligible  Participant under the Share Option Scheme,
                                                                 all of  his  Effective  Options  not  yet  exercised
                                                                 shall  lapse  on  the  date  of   cessation  of  his
                                                                 employment.
                                                            Where the  employment  of a grantee  ceases or has ceased
                                                            or the  grantee  retires  or has  retired  prior to these
                                                            proposed  amendments  being approved by  Shareholders  at
                                                            general  meeting,  the date of cessation of employment or
                                                            retirement  will be deemed  to be the day on which  these
                                                            proposed  amendments  are  approved  by  Shareholders  at
                                                            general meeting.


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                           LETTER FROM THE CHAIRMAN
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


(d)   Right upon death

      Existing provisions                                           Proposed amendments
      -------------------                                           -------------------
      If the  grantee of an Option dies and  provided  that there   If the  grantee of an Option dies and  provided  that
      is no misconduct or criminal  conviction on the part of the   there is no misconduct or criminal  conviction on the
      grantee, the grantee's personal  representative may, at any   part of the grantee,  Effective  Options granted (but
      time  during  the  period  commencing  from the date of the   not yet  exercised)  shall be vested in the grantee's
      grantee's  death  to the  date  of  expiry  of the  Options   estate,  the  grantee's  personal  representative  or
      Effective Term,  exercise the Effective  Options granted to   authorised  persons  shall  exercise  such  Effective
      such  grantee but not yet  exercised  as at the date of the   Options  within 90 days.  Any such Options  which are
      grantee's  death.  Any Options  which are not yet exercised   not  exercised  within the 90-day  period shall lapse
      upon expiry of such period shall lapse automatically.         automatically.
                                                                    Where  the  grantee  dies or has died  prior to these
                                                                    proposed  amendments  being approved by  Shareholders
                                                                    at general meeting,  his death will be deemed to have
                                                                    occurred   on  the  day  on  which   these   proposed
                                                                    amendments  are approved by  Shareholders  at general
                                                                    meeting.

(e)   Rights upon loss of capacity

      Existing provisions                                           Proposed amendments
      -------------------                                           -------------------
      The  grantee  of an  Option  may,  at any time  during  the   The   guardian   of  the  grantee  of  an  Option  or
      period  commencing from the date of his loss of capacity to   authorised  persons  may,  at  any  time  during  the
      the date of expiry of the Options Effective Term,  exercise   period  within  90  days of the  date of the  loss of
      the Effective  Options granted to him but not yet exercised   capacity  of such  grantee,  exercise  the  Effective
      as at the date of his loss of capacity.  Any Options  which   Options   granted  to  such   grantee   but  not  yet
      are not yet  exercised  upon  expiry of such  period  shall   exercised  as at the date of the loss of  capacity of
      lapse automatically.                                          the  grantee.   Any  such   Options   which  are  not
                                                                    exercised   within  the  90-day  period  shall  lapse
                                                                    automatically.
                                                                    Where the loss of  capacity  takes place or has taken
                                                                    place  prior  to  these  proposed   amendments  being
                                                                    approved  by  Shareholders  at general  meeting,  the
                                                                    loss of  capacity  will be deemed to have taken place
                                                                    on the day on which  these  proposed  amendments  are
                                                                    approved by Shareholders at general meeting.


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                           LETTER FROM THE CHAIRMAN
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

(f)   Performance Targets

      Existing provisions                                           Proposed amendments
      -------------------                                           -------------------
      The grantee  does not have to meet any  performance  target   The  exercise  of a  portion  of the  Options  of the
      prior  to the  exercise  of the  Options  unless  otherwise   employees   of   the   Company    (excluding   senior
      stipulated  by the Board and such  performance  target  has   management and directors of the Company)  exercisable
      already been stated in the agreement granting the Options.    at each tier pursuant to the above  Vesting  Schedule
                                                                    (the  "Adjustable  Options")  shall be subject to the
                                                                    results of the  performance  review of the grantee in
                                                                    respect  of  the  year   immediately   preceding  the
                                                                    commencement   of  the  relevant   tier  as  measured
                                                                    against the Company's  performance  review plan. Part
                                                                    or all of the Adjustable  Options shall be subject to
                                                                    cancellation   depending  upon  the  results  of  the
                                                                    performance  review.  The Adjustable Options shall be
                                                                    determined  by  the  Company  with  reference  to the
                                                                    number  of  Options  exercisable  at each  tier,  the
                                                                    expected  yield  of each  Option  and the  difference
                                                                    between the  average  price of the Shares in the year
                                                                    immediately   preceding  the   commencement   of  the
                                                                    relevant tier and the exercise price of the Options.
                                                                    In the event that the grantee is to be demoted, his
                                                                    unvested Options pursuant to the Vesting Schedule
                                                                    will be reduced to reflect his new position and the
                                                                    reduced Options will automatically lapse.


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                           LETTER FROM THE CHAIRMAN
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


(g)   Cancellation of Options

      Existing provisions                                           Proposed amendments
      -------------------                                           -------------------
      Upon  obtaining  the consent of the grantee,  the Board may   The Board may resolve to cancel any  Options  granted
      cancel  the  Options   granted  (but  not  yet   exercised)   but not yet exercised.
      provided  that (i) the Board  shall pay to the  grantee  an   Lapsed  Options shall be  automatically  cancelled on
      amount  equal to the fair market value of the Options as at   the date of lapse.
      the date of  cancellation;  (ii) the Board  shall  offer to   The increase in  exercisable  Options of the grantees
      grant to the grantee an option under a  replacement  scheme   at each tier (the  Options  exercisable  at the First
      (or under any other  schemes) with value  equivalent to the   Tier shall be deemed as the  increase in  exercisable
      Options  being  cancelled;  (iii) the Board shall make such   Options  at the  First  Tier)  shall  be  subject  to
      other  arrangements  as the grantee  agrees,  to compensate   cancellation   upon  the  happening  of  any  of  the
      him for the loss of the Options.                              following events:
                                                                        (i)   the  annual  performance  review  of  the
                                                                              Company  for  the  year   preceding   the
                                                                              commencement  of the relevant  tier shows
                                                                              that the  Company  is  unable to meet the
                                                                              performance review targets;
                                                                        (ii)  the  issuance  of a  negative  opinion by
                                                                              the   Company's    accountants   or   the
                                                                              Company's  accountants  being  unable  to
                                                                              issue  an   opinion   on  the   financial
                                                                              reports in respect of the year  preceding
                                                                              the commencement of the relevant tier; or
                                                                        (iii) where the Supervisory  Panel or the audit
                                                                              authorities for  State-owned  enterprises
                                                                              of  the   State   Council   have   raised
                                                                              material  objections  to the  results  or
                                                                              the  annual  report  of  the  Company  in
                                                                              respect   of  the  year   preceding   the
                                                                              commencement of the relevant tier.


(h)   Amendments to Share Option Scheme

      Existing provisions                                           Proposed amendments
      -------------------                                           -------------------
      The  Board may  amend  any of the  provisions  of the Share   The  Board may  amend  any of the  provisions  of the
      Option  Scheme  and the  terms  of the  Options  (including   Share  Option  Scheme  and the  terms of the  Options
      amendments  in order to  comply  with  changes  in legal or   (including   amendments   in  order  to  comply  with
      regulatory  requirements)  at any  time  (but  not so as to   changes in legal or regulatory  requirements)  at any
      prejudice the rights of the grantees of Options).             time.





Terms of Options Granted

     The Company has granted Options under the Share Option Scheme prior its listing on the Hong Kong Stock Exchange and on 6 December 2005. The Options were granted on the existing terms of the Share Option Scheme. Upon the amendments to rules of the Share Option Scheme taking effect, the terms of the Options granted will also change to reflect the amended rules of the Share Option Scheme.

-------------------------------------------------------------------------------
                           LETTER FROM THE CHAIRMAN
-------------------------------------------------------------------------------



GENERAL

     The amended rules of the Share Option Scheme and the resulting amendments to the terms of the Options granted, if approved by the Shareholders at the Extraordinary General Meeting, will take effect from the date of the Extraordinary General Meeting.

     The amended rules of the Share Option Scheme are in compliance with the requirements of Chapter 17 of the Listing Rules and the guidance regarding adjustments of the exercise price and the number of securities subject to Options granted, as set out in the letter dated 5 September 2005 from the Hong Kong Stock Exchange to all listed issuers.

     Copy of the existing rules of the Share Option Scheme and the proposed Share Option Scheme as amended are available for inspection at Linklaters, 10th Floor, Alexandra House, Chater Road, Hong Kong during normal business hours on any business day from the date of this circular up to and including the date of the Extraordinary General Meeting and at the Extraordinary General Meeting if any Shareholder is interested in the details of the changes mentioned in this circular and other minor amendments proposed to be made to the rules of the Share Option Scheme by the Board within its power.

EXTRAORDINARY GENERAL MEETING

     A notice of the Extraordinary General Meeting to be held in The Ballroom, Island Shangri-la, Hong Kong on 16 May 2006 at 12:00 noon (or as soon thereafter as the annual general meeting of the Company convened to he held at 11:00 a.m. at the same place and date shall have been concluded or adjourned), is set out at the end of this circular. At the Extraordinary General Meeting, ordinary resolutions will be proposed to approve the amendments to the rules of the Share Option Scheme and the amendments to the terms of the Options granted.

     A form of proxy for use at the Extraordinary General Meeting is enclosed with this circular. Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's registered office at Room 6701, The Center, 99 Queen's Road Central, Hong Kong, as soon as practicable and in any event at least 48 hours before the time appointed for holding the Extraordinary General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude a Shareholder from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof should he so wishes.

PROCEDURES FOR DEMANDING A POLL AT THE EXTRAORDINARY GENERAL MEETING

     According to article 70 of the articles of association of the Company, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

     (a)    the chairman of the meeting; or

     (b) at least three Shareholders present in person (or in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; or

     (c) any Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the meeting; or

     (d) any Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

-------------------------------------------------------------------------------
                           LETTER FROM THE CHAIRMAN
-------------------------------------------------------------------------------


     A poll shall be taken at such time (being not later than thirty days after the date of the demand) and in such manner (including the use of ballot or voting papers or tickets) as the chairman of the Extraordinary General Meeting may appoint. On a poll, every Shareholder present at the Extraordinary General Meeting shall be entitled to one vote for every fully paid-up Share of which he is the holder. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded.

RECOMMENDATION

     The Board considers that the amendments to the rules of the Share Option Scheme and the terms of the Options granted are in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends that Shareholders vote in favour of the ordinary resolutions to be proposed at the Extraordinary General Meeting to approve the amendments to the rules of the Share Option Scheme and the terms of the Options granted, as detailed in the notice of the Extraordinary General Meeting set out at the end of this circular.

                                   By Order of the Board
                     China Netcom Group Corporation (Hong Kong) Limited
                                      Zhang Chunjiang
                                          Chairman

-------------------------------------------------------------------------------
                  NOTICE OF THE EXTRAORDINARY GENERAL MEETING
-------------------------------------------------------------------------------


                              [CNC LOGO OMITTED]
              CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                              [GRAPHIC OMITTED]
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 906)

                  NOTICE OF THE EXTRAORDINARY GENERAL MEETING

     NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of China Netcom Group Corporation (Hong Kong) Limited (the "Company") will be held at 12:00 noon (or as soon thereafter as the annual general meeting of the Company to be convened at 11:00 a.m. at the same place and date shall have been concluded or adjourned) on 16 May 2006, in The Ballroom, Island Shangri-la, Hong Kong for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolutions as Ordinary Resolutions:

                             Ordinary Resolutions

1. "THAT the amendments to the rules of the Share Option Scheme of the Company (the "Share Option Scheme") referred to in the circular to shareholders of the Company dated 29 April 2006 (the "Circular") and contained in the amended Share Option Scheme, a copy of which is available for inspection as detailed in the Circular and produced to this meeting and for the purposes of identification initialled by the chairman of this meeting, be approved, subject to such modifications of those amendments to the rules of the Share Option Scheme as the directors of the Company may consider necessary to take into account the requirements of The Stock Exchange of Hong Kong Limited and that the directors of the Company be authorised to adopt the amendments to the rules of the Share Option Scheme and do all acts and things necessary to carry such amendments and modifications (if any) into effect."

2. "THAT the amendments to the terms of options granted under the Share Option Scheme referred to in the Circular be approved, subject to such modifications of those amendments to the terms of options granted under the Share Option Scheme as the directors of the Company may consider necessary to take into account the requirements of The Stock Exchange of Hong Kong Limited and that the directors of the Company be authorised to adopt the amendments to the terms of options granted under the Share Option Scheme and do all acts and things necessary to carry such amendments and modifications (if any) into effect."

                                                By Order of the Board
                                             Miao Jianhua       Mok Kam Wan
                                                Joint Company Secretaries

Hong Kong, 29 April 2006

-------------------------------------------------------------------------------
                  NOTICE OF THE EXTRAORDINARY GENERAL MEETING
-------------------------------------------------------------------------------

Registered office
Room 6701, The Center
99 Queen's Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with any power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of authority, must be deposited at the Company's registered office at Room 6701, The Center, 99 Queen's Road Central, Hong Kong, at least 48 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the meeting or at any adjourned meeting should a member so wish.

                              [CNC LOGO OMITTED]
              CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                              [GRAPHIC OMITTED]
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 906)

              Form of proxy for the Extraordinary General Meeting
                           to be held on 16 May 2006


I/We (Note 1)
             ------------------------------------------------------------------
of
   ----------------------------------------------------------------------------
being the registered holder(s) of
                                  ---------------------------------------------
 Shares (Note 2) of US$0.04 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING
(Note 3) or of
              -----------------------------------------------------------------
as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (and any adjournment thereof) of the said Company to be held in The Ballroom, Island Shangri-la, Hong Kong on 16 May 2006 at 12:00 noon (or as soon thereafter as the annual general meeting of the Company convened to be held at 11:00 a.m. at the same place and date shall have been concluded or adjourned) for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of the Extraordinary General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below (Note 4).


--------------------------------------------------------------------------------
              RESOLUTIONS                            FOR           AGAINST
--------------------------------------------------------------------------------
1.  To approve the amendments to the rules
    of the Share Option Scheme.
--------------------------------------------------------------------------------
2.  To approve the amendments to the terms
    of the options granted under the Share
    Option Scheme.
--------------------------------------------------------------------------------


Dated this      day of              2006        Signed (Note 5)
          ------      --------------                           -----------------

Notes:

1.    Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3. If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words 'THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING' and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED 'FOR'. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED `AGAINST'. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of the Extraordinary General Meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6. In the case of joint holders of any shares, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7. To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the registered office of the Company at Room 6701, The Center, 99 Queen's Road Central, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.